EXHIBIT 99.62

NEWS RELEASE	December 15, 2005

ACCLAIM ENERGY TRUST ANNOUNCES MONTHLY DISTRIBUTION

CALGARY, ALBERTA (AE.UN – TSX)– Acclaim Energy Trust is pleased to announce that a cash distribution of C$0.1625 per trust unit will be paid on January 13, 2006 to unitholders of record on December 30, 2005. The trust units of Acclaim will commence trading on an ex-distribution basis on December 28, 2005.

The Trust’s trailing twelve months of cash distributions total C$1.95 per Trust unit; provide a twelve-month return of approximately 10.0 percent, based on a December 14 closing price of $19.11 per unit. In October 2002, Acclaim established an objective of providing consistent cash distributions and has provided unitholders with 39 consecutive monthly payments at this level.

On September 19 Acclaim and StarPoint announced a strategic merger to form one of Canada’s largest and highest quality oil and gas trusts. The new Trust, Canetic Resources will have a RLI of approximately 9 years, P+P reserves in excess of 230 million boe.  Production of 75,000 boe/d is weighted 65% primarily to light oil and 35% natural gas. Canetic Resources has announced its intention to increase distributions, following closing of the transaction to CDN $0.23/unit which represents an increase of 18% to Acclaim unitholders and 5% to StarPoint unitholders. The meeting to approve the transaction will be held on December 19 with expected closing on January 5, 2006. Following closing, it is the intention of Canetic Resources to apply to list its units on the New York Stock Exchange. For further information on Acclaim Energy Trust please visit www.acclaimtrust.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Kerklan (Kerk) Hilton

Director, Investor Relations

(403) 539-6343

1-877-539-6300

info@acclaimtrust.com

www.acclaimtrust.com

ADVISORY: Certain information regarding Acclaim Energy Trust including management’s assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, taxation estimates, environmental risks, changes to government policy, competition from other producers and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.